

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

<u>Via E-mail</u>
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

      RE: Allbritton Communications Company
               Form 10-K for the fiscal year ended September 30, 2011
               Filed December 15, 2011
               File No. 333-02302

Dear Mr. Gibson:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage for

                            Larry Spirgel
                            Assistant Director